CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

January 22, 2009

TSX Venture Exchange Symbol: CMA

 U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

Cream Minerals Announces New Smartstox.Com Interview With

New President Michael O’Connor

Vancouver, BC – January 22, 2009 - Cream Minerals Ltd. (TSXV - CMA) ("Cream" or the "Company") is pleased to provide to its shareholders and interested parties a recent interview with Michael O’Connor conducted by Smartstoxx. Michael discusses the Company’s Nuevo Milenio Project and Creams plans for 2009. The interview is available by clicking on the link below or can be viewed on the Company’s web site at www.creamminerals.com

Mexico

An NI 43-101 update on the Company's silver-gold Nuevo Milenio property will be available shortly. Cream is revising the Inferred Mineral Resources estimate with two objectives in mind.  One, define high grade veins over optimal mining widths and two maintain the continuity of mineralization along strike and down dip. The revised Inferred Mineral Resource Estimate is 54.6 million ounces silver equivalent (50:1) contained within 5.07 million tonnes. The outcome is a high grade Inferred Mineral Resource which maintains significant upside exploration potential.

Canada

Cream is reviewing the results of the VTEM survey conducted on the Wine Lake nickel-copper project in Manitoba as well as other data. The Company is reviewing this information to assist it in designing a work program for the property.

About Cream Minerals Cream Minerals is primarily a silver-gold exploration company with properties in Canada and Mexico.  The Company’s flag ship project is the Nuevo Milenio Silver-Gold property located in Nayarit State Mexico. The Nuevo Milenio contains a significant NI 43-101 compliant silver equivalent mineral resource. Ferdinand Holcapek, P.Eng is the Chief Administrator, Project Manager and Qualified Person for the Company’s Nuevo Milenio Project in Mexico. To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Frank A Lang

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  Management has prepared this release and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.